Filed Pursuant to Rule 433

Registration No. 333-134553

October 4, 2006

Lehman Brothers Holdings Inc.

3M LIBOR Floating Rate Notes due December 23, 2010

Issuer:	Lehman Brothers Holdings Inc.

Ratings:	A1/A+/A+

Principal Amount:

$225,000,000 (re-opening to become fungible with the outstanding $750,000,000 Floating Rate Notes due August December 23, 2010, issued on December 21, 2005, so that the aggregate principal amount outstanding after the issue of these Notes will be $975,000,000)

Security Type:	Senior Medium Term Notes

Legal Format:	SEC Registered

Issue Price:	100.1921% of principal amount (plus accrued interest from September 25, 2006)

Settlement Date:	October 10, 2006

Maturity Date:	December 23, 2010

Coupon:	3-month LIBOR (Telerate Page 3750) plus 0.21%
Interest Payment Dates:	Quarterly on the 23rd of each March, June, September and December, commencing on December 23, 2006

Interest Determination Dates:	Two London business days prior to the first day of the relevant interest period

Day Count:	Actual/360

Business Day Convention:	Modified Following, Adjusted

CUSIP:	52517PD65

Denominations:	$1,000

Underwriters:	Lehman Brothers 98% (bookrunner)
Fortis Securities 1%
Hypo Capital Markets, Inc. 1%

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from Lehman Brothers Inc. by calling 1-888-603-5847.